CLAUDIA J. ZAMAN ATTORNEY AT LAW
27430 Riverside Lane
Valencia CA 91354
(661) 287-3772
(818) 475-1819 Facsimile

July 18, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: Claire Erlanger, Division of Corporate Finance

Re:	Crown Partners, Inc.
    Form 10-KSB for the year ended December 31, 2006
Filed April 17, 2007
File No. 033-11986-LA

Dear Ms. Erlanger:

In response to your letter of June 14, 2007 regarding the above-referenced issuer, please be advised that the issuer is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in the Form 10-KSB. For ease of reference, we have followed the numbering format of your letter in responding:

Form 10-KSB for the year ended December 31, 2006
Management's Discussion and Analysis
- Results of Operations

1. Please revise your results of operations section of MD&A in future filings to explain the reasons for the significant changes in line items on the statements of operations. For example, we note from the statement of operations that general and administrative expenses increased $906,624 in 2006 from 2005, but you do not quantify the change or discuss the reasons for the increase in your MD&A discussion. See Item 303(b)(1)(vi) of Regulation SB.

RESPONSE:

Crown Partners, Inc. (the "Company") will revise its results section of MD&A in future filings to explain significant changes in line items on the statements of operations pursuant to Item 303(b)(1)(vi) of Regulation SB.

Consolidated Financial Statements
Notes to the Financial Statements
Note 6, Settlement of Liabilities

2. We note from your disclosure on page 1 that CEQN, your 64% owned subsidiary, entered into an agreement to purchase your wholly-owned subsidiary, Sanitec Services Ltd., and paid a non-refundable deposit of $45,520 to the Company. Please tell us why you believe it is appropriate to recognize a gain on this deposit in 2005 when Sanitec Services ceased operations and the purchase was terminated. As CEQN is a related party to the Company, it appears to be inappropriate to account for the recognition of this non-refundable deposit as a "gain" in your financial statements. Please tell us your basis for accounting for the forfeiture of the CEQN deposit liability as a gain rather than a capital transaction. See paragraph 20, footnote a of APB 26.

RESPONSE:

We recognized a gain on this transaction but after further discussing it with our auditors have concluded that we cannot recognize the gain under related party rules. We will restate our 2005 and 2006 financial statements and amend our Form 10-KSB for both years accordingly.

3. We note that during 2005 you settled a $90,000 advance from a third party by paying $60,000 in cash and recognized a $30,000 gain on settlement of the liability. Please tell us if this transaction was with a related party and if not, please explain why the third party was willing to settle your liability for less than the stated amount. As part of your response please tell us how this transaction met the requirements for extinguishment of debt outlined in paragraph 16 of SFAS No. 140.

RESPONSE:

This transaction was with a non-related party. This transaction met the requirements for extinguishment of debt outlined in paragraph 16 of SFAS No. 140, as the Company was legally released from being an obligor under the liability by the creditor pursuant to a signed and legally binding settlement agreement.

Note 8, Shareholders' Equity

4. We note that you have been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock have been issued to various parties in exchange for payment of related party advances, stock payable liabilities, and other debt. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

RESPONSE:

The transactions were recorded at "fair value" which was determined based on the share price at the time of the transactions. In future filings, we will include the following language, as applicable:

Crown Partners, Inc. issues stock as compensation to employees and outside consultants for services rendered. These shares are recorded at the fair value of the stock as measured on the date or dates the services were rendered. In addition, stock issued for the extinguishment of liabilities is measured at the fair value of the stock on the date of settlement. Gain or loss in the settlement of third-party liabilities is recorded as a non-operating gain or loss. Loss on the settlement of related party liabilities is recorded as compensation expense in operating expenses. Gain on the settlement of related party liabilities is recorded as additional paid-in capital.

Note 12, Sale of Equity Investment

5. We note your disclosure that as part of your sale of your 29% interest in NHT, you retained 22,800 shares of NHT common stock you had previously been issued and you received an additional 905,438 shares of NHT common stock. We also note that during 2006, you sold most of the remaining shares of NHT and recognized a gain of $124,511. Please tell us how you accounted for the NHT shares acquired in 2005 as part of the sale of your 29% interest. Also, please tell us how you calculated or determined the amount of gain to be recognized in 2006 upon sale of these shares. Additionally, please tell us where this gain is recorded on the statement of operations and where the $500,000 of cash proceeds received in 2005 have been reflected in your consolidated statements of cash flows for the period.

RESPONSE:

The Company recorded the NHT common shares it received in 2005 at zero cost so when the Company sold these shares, it recognized all the proceeds as other income and recorded it in its financial statements as such. The net gain of $440,866 is recorded in the Statement of Operations, under the Other Income (Expense) section and is also footnoted (see footnote 13). The gain is inclusive in the ‘Net Profit’ line in the Statement of Cash Flows.
The 905,438 shares which the Company received were not part of its sale of its 29% interest.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please contact me with any questions.

Sincerely,

CLAUDIA J. ZAMAN ATTORNEY AT LAW

By:	/s/ Claudia Zaman
CLAUDIA J. ZAMAN

cc:	Crown Partners, Inc.
LBB & Associates, Ltd., LLP
Malone & Bailey, PC